Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: August 10, 2021

The following is a transcript of Canadian Pacific Railway Limited’s investor conference call on August 10, 2021.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

Canadian Pacific submits superior proposal to combine with Kansas City Southern

Company Participants

•	Chris de Bruyn, Managing Director, Investor Relations & Treasury
•	John Brooks, Executive Vice President & Chief Marketing Officer
•	Keith Creel, President & Chief Executive Officer
•	Nadeem Velani, Executive Vice President & Chief Financial Officer

Other Participants

•	Amit Mehrotra, Analyst
•	Brandon Oglenski, Analyst
•	Chris Wetherbee, Analyst
•	Fadi Chamoun, Analyst
•	Konark Gupta, Analyst
•	Scott H. Group, Analyst
•	Tom Wadewitz, Analyst

Presentation

Operator

Good morning, my name is Sylvia and I will be your conference operator today. At this time, I would like to welcome everyone to the Canadian Pacific Conference Call. The slides accompanying today’s call are available at www.investor.cpr.ca. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions)

I would now like to introduce, Chris de Bruyn, Managing Director, Investor Relations and Treasury to begin the conference.

Chris de Bruyn

Thank you, Sylvia. Good morning everyone and thank you for joining us today. Before we begin, I want to remind you, this presentation contains forward-looking information. Actual results may differ materially. The risks, uncertainties and other factors that could influence actual results are described on slide two and in the press release filed with Canadian and US regulators.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

With me here in Calgary today is Keith Creel, our President and Chief Executive Officer, Nadeem Velani, our Executive Vice President and Chief Financial Officer, and John Brooks, Executive Vice President and Chief Marketing Officer.

The formal remarks will be followed by Q&A. In the interest of time, we’d appreciate if you limit your questions to one.

It is now my pleasure to introduce our President and CEO, Mr. Keith Creel.

Keith Creel

Thank you, Chris. Good morning. So thank you everyone for joining us this morning on such short notice. I’m sure by now you had an opportunity to read our press release and you can tell by reading it that we’re extremely proud to be presenting the CP superior offer to the KCS board and shareholders today.

So I think, to put things in context let’s start with what’s new. The superior offer today values KCS, CAD300 per share. The KCS shareholders will receive 2.884 CP shares and CAD90 in cash in consideration for combining their company with Canadian Pacific. It offers an increased ownership to the KCS shareholders of 28% of the combined company, which is a more compelling opportunity for some long-term value creation that is unique in our CP - KCS combination.

You will note the synergies have increased, moved up from CAD782 billion in EBITDA growth synergies that we would achieve over three years. What gives us confidence to increase the synergies, take a look at this, we’ve been looking to this value in this combination what we can unlock for over a year now. This didn’t just start yesterday or a couple of months ago. Rest assured, we’ve done our homework.

We’ve done our diligence, the deep dives with the patents team and myself in our senior team that date back to last September consecutive meetings and of course during the month we were, I’ll call it previously engaged. We had a very unique opportunity to engage, deep dive with customers themselves that led to very exciting opportunities to partner with and create additional revenue synergies.

The shippers have the conviction, they share the conviction with us, with the opportunities with the new markets at this proposal [ph] at our marks but the value is significant. Grain shippers, intermodal shippers, they are the primary drivers of the increased revenue synergies.

When we get to the Q&A,. John will be happy to dive into any of those details. But rest assured, this is the team that could back up from what we say we’re going to do. So when we committed it, we mean it, we mean to not only achieve it but to exceed it.

Let’s focus on what’s not new. We’ve been at this a while as well. These facts have only become more compelling and we think clear. The strategic value of this, the combination

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

and it being the only viable class one combination that can get approved in today’s world. It’s powerful.

Clear path, the deal value for the shareholder will get a voting trust approved now, so that’s new, given before we started with our initial merger application, merger agreement with KCS. It’s going to create the first U.S. - Mexican - Canadian rail network truly [ph] in the end and the only one that’s truly [ph] in the end pro-competitive no overlap.

Those are key attributes impacts that are undeniable that speak to our deal certainty and our value certainty for the shareholder.

The strategic rationale that drives it, benefits are undeniable, the shipment of the supply chain, the significant value it’s going to unlock for the CP and the KCS shareholder again is undeniable.

We got the two fastest growing platforms over the last three years coming together, still would be the smallest class one, but it’d be the most relevant, the most compelling from a value to the shipper as well as the value to the shareholder and a value to the U.S. rail network short term and long term.

So that deal certainty has been formalized. Again the STB has approved our trust. If you think about what’s transpired over the last several months, very public developments, whether it’s the present executive order, the STB’s position about protecting competition, all to me support the facts of our combination given that it truly is pro-competition.

There’s not a (inaudible) winners and losers, it’s all about winners, it’s all about about new opportunities, new growth, new competition that gets injected into the class one space that puts these two railways combined on a level playing field to be able to compete head-to-head with Canadian National, head to head in lines with UP in the West, with BN in the West.

It truly is a value creating opportunity for all stakeholders. And also, you’ll note that in our proposal, we maintained our prudent balance sheet which is a key element. I’ve said before and I’ll say this again today, the last thing, we’re going to do with this company is be irresponsible with our balance sheet and not be able to, once these companies are put together, be able to realize the true value.

We’re going to be able to invest them. We’re going to be able to maintain our investment grade. We’re going to be able to maintain the strength of our balance sheets, so that we can endure in good times and in bad and realize the value of this opportunity.

So now let’s talk about why now. The, why now, the last two weeks, since we filed our proxy statement, we’ve had a lot of opportunity to engage with the KCS shareholders. We’ve heard it loud and clear shareholders want certainty, that’s critically important, that’s what this deal offers, value certainty and deal certainty. They want an alternative proposal,

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

a deal that can actually be consummated so that they can actually realize the value. So deal certainty today is always going to be greater than deal certainty tomorrow.

The use of our trust, it’s not a certainty forever and a lot can change in seven months time.

So waiting until February, 2022, by staying on the sideline and then allowing the scheduled KCS shareholder vote to occur without an alternative is not in anyone’s best interest. And we feel, when the KCS Board names are offered superior, we will be in a position to close in trust in a relatively short period of time.

And think about the executive order, think about Amtrak considerations, think of all of the letters of opposition that all highlight BNI’s competitive problems associated with the other proposed transaction, now is the time.

This is a real offer, it’s a serious offer, it’s a certain offer and it’s a superior offer. Superior today and even more so tomorrow. You think about the facts matter, if you think about what this company has done with CP and this team, we’ve got a track record of growth that’s led the industry. Not only led the industry in growth, but at the same time led the industry in margin improvement.

In CP, the partnership you’ve got an opportunity to partner with industry bes,t the alternatives based on the track record, not because I say so but just looking at those same facts, its industry worse. There is tons of non-regulatory risk, there are tons of execution risk. The greatest part of this deal is in execution certainty.

An opportunity, a unique opportunity to combine with the talent team with KCS, and the talent team in CP, to be able to actually realize this long-term value for the shareholders.

Simply said, it’s just a better team, together better railroaders together.

The track record, again if you think about shareholder value, what it’s been able to produce if you compare the two, it’s undeniably compelling. Again, an industry best performance from a three-year, five-year, ten-year view versus an industry worse performance.

And that matters, very strong operating performance. It’s a differentiated value creation that’s undeniable and again it gets to doing what you say you’re going to do. This team delivers results.

We also have leadership stability. As we announced, when we first announced this deal several months ago, I’ve extended my commitment to stay at CP for at least an additional five years and I have hand-picked this leadership team to deliver the results not because I say it, but it’s because what we’ve done.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

This leadership team is in place, we’ve got the strongest bench in the industry and we’re here to see the merger through not to approval, but through approval, most importantly through realizing the synergies that we’re committing to the KCS shareholders as well as to the CP shareholders.

So what now, I think it’s important that the shareholders speak up. They need to vote, no to the same deal and yes to differ, they need to let the KCS Board know that they feel that our CP proposal is truly a superior proposal.

The only deal that can be realized, the only deal that has deal certainty and that is in the best interest of all shareholders and all stakeholders.

So that said, let me start with my prepared comments and we’ll save the balance of the time for Q&A.

Questions And Answers

Operator

Thank you. (Operator Instructions)

Your first question comes from the line of Chris Wetherbee from Citi.

Q - Chris Wetherbee

Yeah. Hey, thanks, and good morning. The most important question, I guess on my mind, is your thoughts on the difference between your deal and Canadian National’s offer. So you moved up substantially, you’re still below on the dollar value that CN deal and I understand that the regulatory dynamic that you’re thinking about here. But when you’re asking shareholders to pause on the CN deal and consider yours, I guess what are the most compelling reasons to kind of move forward? It still seems like there is a meaningful financial gap there. So what do you think are the key point for KSU’s shareholders to consider, just thinking about voting on potentially both deals?

A - Keith Creel

I think the key point, Chris, is there is not a meaningful gap if the deal is not achievable, if it’s not realized. We said from the beginning the facts are bad, I call it fool’s gold. Say the same thing today, it could be CAD350, if it’s not achievable. If you can’t get the deal approved, how does the shareholder ever realize the value?

So you can promise, the sun and the moon and the stars but if you don’t have deal certainty and if you’ve got bad facts that drive that deal certainty, it’s fraught with risk. And I don’t think any of us, any shareholder could deny the world around us and the environment that we’re in and the regulatory risk that that deal entails. At the end of the day the KCS shareholders got to decide if they’re willing to take on that kind of risk, for that kind of deal, quite frankly, I don’t believe, I didn’t believe then and I don’t believe

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

today that it will ever get approved by the STB because they have bad facts. Not because I say so, because the fact say so.

So, again, I’m not going to negotiate against some illusory value that’s put out on the table, that’s just simply a (Inaudible). You know I said it then and I say it today, truly just put out there to create a destructive value,tTo misguide and mislead the shareholder and make them think that they can realize this. And the fact is if you go back and look at what’s been said, now what we’ve said, look at what the alternative has said and what’s true about the facts and what the regulator said and what the world has said and how important competition is. And if you have anti-competitive facts you can get around that.

I don’t care how much money you throw at to try to buy away the bad fact, which is what was done, they still remain versus our deal, which is the only deal class one combination that can get approved.

The trust is approved. It’s not because I say so, it’s because it’s happened.

We have the trust approval. We have the best team in the industry. We have a track record with proven results. We put CAD300 on the table, that’s compelling today and it’s even more compelling tomorrow. So there is an opportunity for those that want to sell in short-term value to realize that value and there is an even more compelling opportunity for the long-term shareholder to participate in a very unique combination with a unique team partnered with KCS’s talented team that can create a very unique outcome that will be unparalleled in this industry.

And then finally the nation itself, The US rail network, the industry overall, this combination is a stabilizing combination for the industry. It creates capacity to grow, it creates opportunities for customers. It creates opportunities for competition. It’s just compelling. So at the end of the day, a CAD20 delta - CAD25 delta and again, I can imagine that if CN has to respond today, if the KCS Board of Directors deem this superior today, they throw more money to buy facts but it doesn’t change the facts and if you can’t realize the value, it’s sort of like throwing mud on the wall and just seeing what sticks. It’s not going to stick.

Q - Chris Wetherbee

Okay, thanks for the color. Appreciate it.

A - Keith Creel

Thank you, Chris.

Operator

Your next question comes from the line of Tom Wadewitz from UBS.

Q - Tom Wadewitz

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

Yeah, good morning. Keith, I wanted to ask you about, you have the waiver and the voting trust approval, which are obviously significant. How much does this depend on what STB comes out and says and CN voting process, they come out and say yes, then is there still a path for you where you say well we’ve got the waiver, so that’s still a significant delta. It seems like that STB decision on CN voting trust is still a pretty big factor. So how would you view that and kind of the potential path depending on how they rule on the CN voting trust?

A - Keith Creel

Well, I mean, obviously our offer is based on the belief, fundamental belief that their facts can’t get approved, their fact won’t lead to their trust being approved. That’s the thesis, that’s what we stated from the beginning in our double down and triple-down, it just gives what it is. I understand the facts. It leads to me holding one outcome which is denying the trust. Based on the facts, if competition matters then everything that’s happened since we announced this deal it’s not said competition matters less, it said competition matters more.

And then add on the additional points that not only do you have to provide competition, preserve and enhance, you also need to make sure while you do that you’re protecting passenger service. In today’s world Amtrak matters. It’s always mattered at CP for the last five years, not because it’s happened by mistake because we prioritized running our freight business in treating Amtrak as a partner and giving them the service that they pay for and deserve.

So we have a solid track record with doing that with Amtrak versus again those facts don’t come to the same conclusions when you look at CN’s track record. It’s just, again, I don’t think that that’s going to be an outcome. However, if it were then, the only thing I could say is I’d be shocked based on the facts and I’d have to believe what they had to say and why they approved the trust and assess it myself at that time. That’s the only comment I can make.

Q - Tom Wadewitz

So there could be a path that you would just have to assess and see what they said if they did approve a CN voting trust?

A - Keith Creel

Well, no, if they approve the team voting trust, here’s the other things that don’t change. I’m not going to get into a bid anymore, we put a very compelling value on the table, if CN is prepared to pay CAD325 and they’ve got a trust approved or CAD350 whatever they respond, you have to see how they might respond, that’s not a place I am prepared to go to, Tom, I’m just not going to do that.

Again, I’m not going to impair this company, I’m not going to jeopardize this company’s future. We’re going to make solid disciplined business decisions. We’re going to protect our balance sheet. And in that case, if that were to happen, you’re going to see one

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

railroad that not only will compete but is extremely capable if competing just as we have in the past and we’re going to continue to drive significant value for our shareholders.

I’m not going to destroy value, chasing something that’s reckless, I’m just not going to do that, that’s not going to be part of the legacy, I’ll leave at this company or in this industry.

Q - Tom Wadewitz

Great, thanks for the time, Keith.

Operator

Your next question comes from Fadi Chamoun from BMO Capital Markets.

Q - Fadi Chamoun

Good morning.

A - Keith Creel

Good morning, Fadi.

Q - Fadi Chamoun

It sounds like you had some engagement with few shareholders probably over the facts, just reading from your comment earlier. How much of this offer educated by those discussion? I’m just wondering, if you have a good feel about what’s going to being expected out there and have you had many initial feedback or commentary from KCS management or board at this point?

And maybe just kind of to tag on, can you explain where the additional synergies come from a mix? I’m suspecting coming from the top line side, but that little bit more specifics around that as well? Thank you.

A - Keith Creel

Yes, be happy to, Fadi. So let me tackle the first part and I’ll let John dive in for the color on the synergies. So you’re right, we have had numerous meetings particularly with shareholders, very active conversations. What I took away from those conversations is that excitement and a desire to realize the value. Value realization, to be able to actually have a deal come to the point that the trust to realize their consideration. So, that matters, getting the money and then the money itself, obviously we took and have received feedback from the shareholders. We think this number will be received extremely well. Obviously, it’s based on CN’s inability to get their trust approved. We think that the KCS shareholder will see it’s not in their best interest to get locked into a deal that’s fraught with huge regulatory risk without the benefit of knowing if the trust is even approved.

And when the KCS Board of Directors look at this in that light, even if that trust does not get approved, it is undeniable value. So we think this is going to be received extremely

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

well, that is based on our discussions, we feel good about it, because of the value it creates, the synergies that have been developed with the hard work that John and his team in the meetings with customers and we feel good about the number. We feel good about the value and certainly those additional synergies in the value creates with the KCS shareholder and the CP shareholder both now and in the future make us feel good about justifying the CAD300 number.

So, John, over to you to provide a bit of color if you can on additional growth opportunities.

A - John Brooks

So Fadi, as Keith explained in the opening remarks, we’ve been at this for better part of a year, and particularly in the last five months since we announced the initial agreement with the KCS. We’ve been deep in discussions with a number of customers on both sides, certainly our existing customers and what it can do to to reshape and change their business and the lanes and opportunities. But equally as important with the KCS customers and some of the new market reach will create place like port of [ph]Norland [0:30:49] and what that does to our not only domestic intermodal service but international service and down the level road, down in the Mexico and I can tell you on two fronts. Number one, the outpouring that we received from customers wanting to put together the two smallest railroads as Keith said, in a unique end-to-end combination and what that unlocks from scope and scale that frankly compete head to head better against the UPs, the BNs, the CN’s matters. These customers, the outpouring for diversification of their book was strong, let alone that outcrying for the best operating railroad in the industry.

To provide service to compete head to head in these key lanes created a lot of momentum and excitement. I think the other point you have to think about is the support, we’ve received directly from the KCS shipper in terms of their ability to grow their own share in key markets by overlaying our products and our service, our customer experience into their business. It was a significant eye opener certainly as we go in deeper and looking at these synergies.

So specifically, I see the ag space, we knew it was going to be a big opportunities, but certainly the feedback is above and beyond that. Specifically corn in the Mexico, we had very conservative share opportunities initially. We’ve increased that and then the intermodal space be create that third or fourth competitive option in the north, south lane. The feedback we’ve received from frankly our cross-border retail customers and what that to bring to the table with USNCA and more near shoring was quite compelling and again that intermodal area is an area, as I said upfront. I think we were conservative on the outset. So we’ve increased that opportunity, not only with existing customers but, so what we see in truck conversion and frankly barge conversion under this new railroad. I hope that helps.

Q - Fadi Chamoun

Yes, thank you.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

Operator

Your next question comes from Amit Mehrotra from Deutsche Bank.

Q - Amit Mehrotra

Well, thanks operator. Good morning, everybody. Keith, very simple question, why is paying 40 times free cash flow 30 times earnings a good deal for CP shareholder? I think there are a lot of CP shareholders on this call that love you, love the management team. You guys have created incredible amount of value showed a lot of financial discipline. So it’d be helpful to - even looks like you’re capitalizing the synergies fully in this price target and a pricing and I’d love to get your perspective on how you think about it from a financial perspective. And then, you’ve talked about the overlap in CN and Kan Cities network is, having anti-competitive negative implications for competition.

CN has recently noted that many of the lanes are moving actually from five to six down to four to five, which still leaves a lot of competition. And when you actually look at the lanes that are moving from two to one, it’s significantly lower and they can address that be divestitures, obviously that’s a key component of why you’re so confident in a voting trust being rejected. Wondering if you can just expand on that and provide your perspective as well? Thank you.

A - Keith Creel

I don’t know if I can keep up with all that, I was actually taking notes on that.

Q - Amit Mehrotra

I can repeat it if you want.

A - Keith Creel

Let’s. I’m sorry.

Q - Amit Mehrotra

I can repeat the question, if you want. The second part, later if you’d like.

A - Keith Creel

Yeah. Let’s just start with the most important one upfront and that’s the value question. There is CAD16 billion of value creation opportunity with these synergies. You combine these networks, the power of these two together ending in the markets that reach. We’ve got a very strong origin network, they’ve got a very strong destination network. You’re going to uniquely frigate a combination that connects three countries and all the trade that occurs today and all the trade and the investment that it will unlock for tomorrow. So there are 16 billion reasons that our shareholders should care about this. We’re talking about double-digit accretion in a matter of three years when you realize the synergies, that’s an unparalleled opportunity for the CP shareholder. So I look forward to deep engagement with our CP shareholders. We have done some of that already obviously,

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

we’re going to do more of that today and we’re going to do more we’re going to do more of that tomorrow, it is compelling. When we announced this deal back in I guess it was March of this year, all the days seem to run together anymore and it feels more compelling today. So I do not think that we will have any challenges at all in getting this deal approved and supported by the majority of our CP shareholders.

A - Nadeem Velani

Amit, if I can just add, Nadeem. For years, our shareholders have been very supportive of our execution and the one push back is we wish you had a larger asset base to apply your execution on and your ability to drive value growth in top line due that at a low marginal cost and generate return on invested capital that are closer to 17%. So we can’t just take on assets at at any cost and we’ve been disciplined. I think we’ve shown, we’ve been disciplined throughout this process, but we think given the synergies that Keith mentioned, that John touched upon that this asset base in combining these networks is going to grow a lot of value for customers, for communities that we operate in and shareholders both CP’s existing shareholders and the KCS shareholder for the long term, in terms of how we’re going to drive value.

So, it doesn’t come cheap and I think that’s fair. But nothing good cheap comes in this world. So we’re very excited about the potential and very confident in our ability to drive value long term.

A - Keith Creel

Yeah. And what is the second part was about the trust, do you mind repeating that?

Q - Amit Mehrotra

Yes, sure. It was just about, you’ve obviously characterize the CN and Kansas City combination is anti-competitive, some of the points on the other side is that when you look at it only by lane basis a lot of the competition, maybe moving from five or six options down to four to five options and the real two to one outcomes as much lower, which can be addressed by divestitures.

Obviously you guys have done significant amount of work on this, I want to get your perspective as you look at kind of the combination, how many are actually two going into one, how many are four, five going to something a little bit lower that may not pose as much of a competition issue?

A - Keith Creel

I think the key thing that we’ve got to focus on, these are undeniable facts and we can get into the details, because you’re talking about hundreds of shippers that lose options I would suggest that losing option matters to the shipper whether it’s at I don’t have five anymore, I only have four or I don’t have three anymore only have two. That’s the definition of loss of competition, loss of competitive alternatives. And the shipper decides, not the CN, not the KCS, not the CP if they’ve lost competition and the facts lead you to that decision. Here’s the other very undeniable fact that I think people have lost here. The CN - KCS combination must meet the public interests standard both in the trust

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

approval as well as the merger application and public interest as defined by the mandate of the STB about the regulations say which were put in place in 2001, this is the very first deal under those new rules. It clearly says to need public interest you not only have to protect, you have to enhance competition certain a game of just increasing competitive options.

It’s not keeping score of winners and losers and debits and credits, which CN has led people to believe that it is. Those facts will not be in my assessment at the STB. So it’s not a matter of just keeping score. Does it protect all existing competitive alternatives for the shipper today, the answer is unequivocally no, it does not.

Just by divesting more lines says that it does not. And that’s not even truly a divestiture. So I mean we keep spinning in circles around this. I’m a fact based person. I’m trying to make disciplined decisions and when you’re looking at that deal and what it represents and I understand that deal, quite frankly as well if not better than some of the people that are Canadian National.

I know that network like the back of my hand. I understand those customers, I’m an operating officer I worked there, I worked there longer than I work at CP. I cut my teeth on the Illinois Central Railroad as an operating officer. I drove the change. I was part of the team that created the value at Canadian National.

I understand what I’m talking about. This isn’t just being and I’m just, again, it’s all fact based stuff, if somebody will take the time to go back and just read the regulations if the STB takes their action based on what the regulations and what the facts say and I believe wholeheartedly they will, they’re going to do what’s best for the US rail network, what’s best for the customers interest, what’s best for the industry’s interest and those facts of CN, KCS did not lead to a favorable outcome from the STB based on those facts. It’s just again undeniable.

Q - Amit Mehrotra

Okay, that’s very clear. Thank you for the taking the time. Appreciate it.

A - Keith Creel

Thank you, appreciate the questions.

Operator

Your next question comes from Brandon Oglenski from Barclays.

Q - Brandon Oglenski

Hey, good morning. This is David on for Brandon. Just a quick question, as you guys have up to your estimates of synergies and seem to have good confidence in your own outlook. How did you land on this leverage level as the right leverage level for the offer versus maybe going with something more aggressive?

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

A - Nadeem Velani

Yes. We just wanted to keep the absolute debt in line with our voting trust approval. We didn’t feel that we wanted to, to Keith’s point earlier, take on additional leverage arguably it’s conservative, but we are conservative by nature. So that’s the approach we took.

Q - Brandon Oglenski

Thanks, Nadeem.

Operator

Your next question comes from Konark Gupta from Scotiabank.

Q - Konark Gupta

Good morning and thanks for taking my question. So maybe just a follow-up to a previous question. So, can STB require you to resubmit the voting trust application at all considering the new [inaudibnle] information they got? And how do you see the whole process, if, let’s say STB rules on CN’s voting trust before August 19th? Thanks.

A - Keith Creel

I can’t and I’m not going to see for the STB what I do know though is that our trust has been approved based on our facts. Even today point being [inaudible about leverage our facts have not changed, they became even more compelling just this past weekI mean I think it was a week ago the STB made it ruling that confirm that our trust approval and that our merger application is still alive and well and confirming our ability to use discovery to compel KCS in the absence of a partnership to provide us the information that’s necessary to complete our application, so they could be submitted in a timely fashion in compliance with the regulations and in fact in the absence of full cooperation. We have approval to submit an incomplete application. So I would say that unequivocally again I’m not speaking for the STB, I’m just judging this on facts, our deal, our trust approval is a lot of deal certainty certainly exists. And what was the second question?

Q - Konark Gupta

So, just curious if STB comes out before, August 19 and opines rules on CN’s voting trust, how do you see or foresee the whole process evolve?

A - Keith Creel

Well, again, I’d have to see what they say assuming that we’re correct in our assessment that it’s going to be a no then obviously it solidifies the compelling nature of the value that we put on the table as well as deal certainty.

Q - Konark Gupta

Thanks.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

A - Keith Creel

Thank you.

Operator

Your next question comes from Scott Group from Wolfe Research.

Q - Scott H. Group

Morning, guys. So Keith, if you’re so sure about the STB rejecting CN, KCS, why not just wait six months and not spend another CAD3 billion? And then maybe just separately, I’m curious is your hope here that the KCS Board just decides to break the CN deal and select your offer or is it more so your hope that the KCS shareholders are just going to reject the CN deal with the vote and that will save the break fees?

A - Keith Creel

I’m not focused on break fees, I am focused on value creation. Scott, when you say that. Then the point about why not just wait if I am so sure, the way they set this up, they’re prepared to have a vote in the absence of the trust ruling. They’re not waiting for the trust ruling, so that alternative is not on the table.

The reality is if that vote goes forward with no alternative on the table and I know that because the KCS shareholders have told me that, they have no choice but to say yes, Scott, you know that and I know that. So I’m not going to wait until February in the absence of an alternative. I know what the outcome of the vote would be and then I’m putting this company’s ability to create this very unique value at risk.

There is no certainty in February of ‘22 I’ll get a chance to make a compelling offer again. A lot can happen between now and then. What I know to be true is we have deal certainty it’s undeniable this is compelling value in this combination together uniquely because of the facts is even more compelling.

With a team that has an ability to actually execute, you don’t have the regulatory risks, you don’t have the risk tied to getting actually realizing the value and you certainly don’t have the execution risk. To me, I believe that message matters to the KCS shareholders in spite of what some of the naysayers might say. And I’d say that says act now and that’s what exactly what we’re doing and I firmly believe it’s the exact right thing to do. I mean period, I don’t know how better to explain it.

Q - Scott H. Group

Okay. Thank you, guys.

A - Keith Creel

Thank you, Scott.

Company Name: Canadian Pacific Railway Ltd

Company Ticker: CP CN Equity

Date: 2021-08-10

Operator

Ladies and gentlemen, we have reached the allotted time for questions and answers.

I will now turn the call back to Mr. Keith Creel.

A - Keith Creel

Well, listen again, thank you for your time on such short notice. We’re going to turn our attention to engaging with CP shareholders today, KCS shareholders. We’ve got a lot of exciting details to talk about and we look forward to those engagements before the day ends tomorrow. We will have met and shared our convictions and our thoughts and receive feedback from over 50% of the KCS shareholders. So we’ve got a pretty compelling opportunity to share these compelling facts.

Have a great day and we’ll talk soon.

Operator

Ladies and gentlemen, this concludes today’s conference. You may now all disconnect.

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Canadian Pacific Railway Limited (“CP”) has filed a definitive proxy statement with the Securities and Exchange Commission (“SEC”) to be used to solicit votes of the stockholders of Kansas City Southern, a Delaware corporation (“KCS”), against the proposal to adopt the Agreement and Plan of Merger, dated as of May 21, 2021 (the “CN Merger Agreement”), by and among Canadian National Railway Company, a Canadian corporation (“CN”), Brooklyn Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of CN, and KCS. Additionally, in furtherance of CP’s proposed transaction with KCS and subject to future developments, CP (and, if a negotiated transaction is agreed, KCS) may file one or more proxy statements, registration statements, prospectuses or other documents with the SEC or applicable securities regulators in Canada. This transcript is not a substitute for any proxy statement, registration statement, prospectus or other document CP and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

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